Cabbacis Inc

3193 Buffalo Avenue, Unit 1

Niagara Falls, New York 14303

VIA EDGAR

October 11, 2023

Ms. Beverly Singleton

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cabbacis Inc
Draft Offering Statement on Form 1-A Submitted September 5, 2023
CIK No. 0001987010

Dear Ms. Singleton and Mr. West:

On behalf of Cabbacis Inc (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated October 2, 2023 with respect to the Draft Offering Statement on Form 1-A. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. The Company is simultaneously filing an amendment to the Form 1-A to reflect the revisions made pursuant to your comment (the “Form 1-A”).

Draft Offering Statement on Form 1-A

Risk Factors, page 7

1.	We note your disclosure that you rely on a small number of independent farmers for tobacco and hemp. Please update your risk factor to state any disruptions you have experienced due to such reliance.

Response: In response to the Staff’s comment, the Registrant has updated the risk factor on page 12.

Use of Proceeds, page 24

2.	Please revise this section to state the approximate amount intended to be used for each principal purpose stated in this section. See Item 6 of Form 1-A.

Response: In response to the Staff’s comment, the Registrant updated the Form 1-A to state the approximate amount intended to be used for each principal purpose stated in this section.

Capitalization, page 25

3.	Please revise your disclosures as follows:

●	Refer to the first column and re-label as Actual, rather than Pro Forma.

●	Expand the Members’ (Deficit) Equity and Shareholders’ (Deficit) Equity sections for the respective line items of Common shares, Common stock, and Series A Preferred Stock, to disclose the components of par value, number of authorized and issued shares, actual shares outstanding and pro forma as adjusted shares outstanding.

●	For the Members’ (Deficit) Equity section, revise to disclose that the Common shares are instead Membership Units comprised of Founder Units and Class A Units, as disclosed in the balance sheet on page F-19.

●	Within the two columns of actual and pro forma as adjusted, where there is no amount, please omit the use of the dollar ($) sign or provide a dash (-) indicting none.

●	Provide a note to the table disclosing that the pro forma as adjusted column also gives effect to the August 2023 Share Exchange between Cabbacis Inc. and Cabbacis LLC, thus the presentation of the Members’ (Deficit) Equity and Shareholders’ (Deficit) Equity sections in the table. Also revise or explain to us why there are two separate line items for additional paid-in capital under the Shareholders’ (Deficit) Equity section, rather than one line item.

Response: In response to the Staff’s comment, the Registrant updated the Capitalization section of the Form 1-A.

Net Tangible Book Value Dilution, page 26

4.	Please limit your calculation of net tangible book value and pro forma dilution per share to two decimal points. In addition, refer to note (1) to the second table where you disclose that 600,000 shares of common stock are underlying the 600,000 shares of Series A Preferred Stock. Disclose this information in note (1) of the Offering (on page 6), and also as a note in Capitalization (on page 25). In this regard, we note your computation of common stock to be outstanding is inclusive of the Series A preferred stock. Also disclose the conditions to which the Series A preferred stock is convertible into common stock or why you have determined that the preferred shares have underlying common shares.

Response: In response to the Staff’s comment, we limited our calculation of net tangible book value and pro forma dilution per share to two decimal points and updated the filing to reflect, in the two locations requested, that there are 600,000 shares of common stock underlying the 600,000 shares of Series A Preferred Stock outstanding. We also disclosed the conditions to which the Series A preferred stock is convertible into common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31

5.	Please expand the second paragraph on page 31 to also describe your plan of operations for the 12 months following the commencement of the proposed Offering. Also, disclose if in your opinion, the proceeds from the Offering will satisfy your cash requirements or whether it is anticipated it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Part II, Item 9, Instruction to Item 9(c) of the Form 1-A.

Response: The Registrant updated the MD&A section in accordance with the Staff’s comment.

Executive Compensation, page 43

6.	Please provide, in tabular format, the information required by Item 11 of Form 1-A.

Response: In response to the Staff’s comment, the Registrant expanded the executive compensation section of the Form 10-A, including inserting a Summary Compensation Table on page 43.

Note 1. Organization and Nature of Business, page F-4

7.	We note your financial statements include an audited balance sheet only. Please provide an explanation as to why you have not also presented statements of operations and cash flows. In this regard, disclose whether the omission of these other financial statements are because the Company has not commenced operations and has no (or nominal) assets or liabilities.

Response: As the Registrant now discloses in the Form 1-A on Pages 29 and F-4 since the Company was formed on July 7, 2023, has not commenced operations, has nominal assets and liabilities, and only has incurred $10,935 of organizational costs, the Company has omitted the inclusion of a statement of operation and statement of cash flows.

Note 5. Subsequent Events, page F-6

8.	In the last paragraph, we note the Share Exchange will be accounted for as a recapitalization. Please expand to explain the nature of the accounting for a recapitalization, and describe the common control interest between the two entities. Disclose that no goodwill is to be recognized.

Response: In response to the Staff’s comment, the Registrant expanded the disclosure in the Subsequent Events footnote to explain the nature of the accounting for a recapitalization, and describe the common control interest between the two entities; it also discloses that no goodwill is to be recognized.

Audited Financial Statements of Cabbacis LLC

Report of Independent Registered Public Accounting Firm, page F-7

9.	Please disclose the name and signature of the independent registered public accounting firm. In addition, please have the accounting firm also address their auditor’s report to your board of directors in addition to your shareholder members. Refer to Rule 2-02(a) of Regulation S-X and also to paragraph ..07 of PCAOB AS No. 3101.

Response: The Registrant updated the Report of Independent Registered Public Accounting Firm on page F-7.

AS 3101.07 states that the auditor’s report must be addressed to the shareholders and board of directors, or equivalents for companies not organized as corporations. Cabbacis LLC was established as a Limited Liability Company and does not have shareholders or a board of directors. The equivalent of the Company is the Members of the Company.

Note 6. Property and Equipment, page F-26

10.	We note you acquired all of your property and equipment during the six months ended June 30, 2023. We note your disclosure on page F-24 that you will begin depreciation when production of cigarettes for sale to customers commences. To the extent any of the property and equipment acquired to date is held and in use and does not represent manufacturing equipment to be placed into service, please disclose the expected depreciation method and useful lives for such equipment and fixtures, and clarify that depreciation commenced upon the property placed into service. Refer to ASC 360-10-50-1.

Response: In response to the Staff’s comment, the Registrant updated Note 6 on page F-26.

Exhibits

11.	Please file all material agreements referenced, including but not limited to, the greenhouse service agreement.

Response: In response to the Staff’s comment, the Registrant has filed a Greenhouse Service Agreement (Exhibit 6.6), a University Agreement (Exhibit 6.7), a 2022 Tobacco Production Agreement (Exhibit 6.8) and a 2023 Tobacco Production Agreement (Exhibit 6.9), and does not believe any other agreements reach the level of materiality that require they be filed as exhibits.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Louis Taubman, at (212) 530-2206, of Hunter Taubman Fischer & Li LLC.

Very truly yours,

/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer and Chairman of the Board

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC

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